WARNACO INC.
501 Seventh Avenue
New York, New York 10018
Phone (212) 287-8383
Fax (212) 287-8384

December 21, 2011

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Warnaco Group, Inc.
Form 10-K for the Fiscal Year Ended January 1, 2011
Filed March 1, 2011
Correspondence furnished on November 23, 2011
File No. 001-10857

Dear Ms. Jenkins:

Set forth below are the responses of The Warnaco Group, Inc. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in your letter dated December 8, 2011 (the “Comment Letter”).

For the convenience of the Staff, the Company has reproduced the Staff’s comment in the Comment Letter below in italics.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Capital Resources and Liquidity, page 58

1.
We note in your response to comment two of our letter dated November 10, 2011 that cash and investments held by foreign subsidiaries as of January 1, 2011 and October 1, 2011 were $176.4 million and $176.7 million, respectively.  We further note that your total cash and cash equivalents as of January 1, 2011 and October 1, 2011 were $191.2 million and $179.3 million, respectively.  Given that a significant amount and percentage of your total cash and investments are held by foreign subsidiaries, please advise us of the following:

Tia L. Jenkins
Securities and Exchange Commission
December 21, 2011

a.
Confirm to us that you will provide disclosure, in future filings, of the balance of cash and investments held by foreign subsidiaries as well as disclosure to illustrate that the large majority of such cash and investments is not available to fund domestic operations without accrual and payment of a significant amount of taxes upon repatriation.  Also provide us with the text of your proposed future disclosure in your response.

The Company confirms that it will provide, in future filings, disclosure of the balance of cash and investments held by foreign subsidiaries as well as disclosure to illustrate that the large majority of such cash and investments is not available to fund domestic operations without accrual and payment of a significant amount of taxes upon repatriation. The Company currently expects to include the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2011:

At December 31, 2011, the Company had $xxx million in cash and cash equivalents, of which $xxx million was held by foreign subsidiaries. The Company currently intends that cash and cash equivalents held by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and inter-company) of its foreign subsidiaries in the normal course of business. Moreover, the Company does not currently intend to repatriate cash and cash equivalents held by foreign subsidiaries to the United States because cash generated from the Company’s domestic businesses and credit available under its domestic financing facilities are currently sufficient (and are expected to continue to be sufficient for the foreseeable future) to fund the cash needs of its operations in the United States. However, if, in the future, cash and cash equivalents held by foreign subsidiaries are needed to fund the Company’s operations in the United States, the repatriation of such amounts to the United States would result in a significant incremental tax liability in the period in which the decision to repatriate occurs. Payment of any incremental tax liability would reduce the cash available to the Company to fund its operations by the amount of taxes paid.

b.	Describe to us how you satisfy the cash needs of your domestic operations.

The current operational cash needs of the Company’s domestic operations are satisfied through a combination of cash flows generated by domestic businesses (primarily as a result of the sale of its products to customers in the United States) and, when needed, short-term borrowings under its U.S. credit facility.  Such borrowings are typically seasonal in nature and connected with net working capital needs. Additionally, certain discretionary transactions, such as share repurchases, have been funded by a combination of cash flows generated by domestic businesses together with short and long-term domestic borrowings.

Tia L. Jenkins
Securities and Exchange Commission
December 21, 2011

The Company expects that the cash generated by its domestic business will be sufficient to service any amounts borrowed under its domestic debt facilities. The Company notes that while cash in foreign jurisdictions amounted to approximately 98% of the Company’s total cash on hand at October 1, 2011, this figure would be significantly lower if not for the fact that since 2008 the Company has expended approximately $350 million on discretionary share repurchases and reduced its net domestic debt by approximately $100 million, both of which were funded out of cash generated by domestic operations.

c.
Describe to us your specific plans for the reinvestment of undistributed earnings of foreign subsidiaries (ASC 740-30-25-17), and tell us the factors that management considered in determining that there is sufficient evidence that the undistributed earnings of your foreign subsidiaries will continue to be indefinitely reinvested (ASC 740-30-25-19).  Include your consideration of the amount and percentage of cash and investments currently held by foreign subsidiaries in your response.

The Company’s specific plans for the reinvestment of undistributed earnings of foreign subsidiaries currently include the following:

1.	Funding of strategic initiatives, which the Company expects it will continue to implement over the next five years, including:

i)	Retail Expansion – The Company expects to continue to add retail store space internationally;

ii)
Acquisition(s) and Overseas Expansion – The Company’s plans for expansion include (i) continued acquisition of distributors outside the United States; (ii) the continued expansion of its business into underpenetrated international markets; and (iii) growth in its portfolio of product offerings through the acquisition of global/international brands (or branded companies) and acquisition of additional international Calvin Klein licenses; and

iii)
Continued Investment in International Infrastructure – The Company expects to continue making significant investments in its international infrastructure such as capital expenditures on existing retail stores and investments in information technology systems (including investments in financial systems, planning/supply chain systems, product development systems, and direct-to-consumer initiatives). Additionally, the Company expects to continue its initiative of consolidating and streamlining certain international operations, including the development of shared international service centers and construction of regional upgraded international distribution centers.

Tia L. Jenkins
Securities and Exchange Commission
December 21, 2011

2.	Meeting the working capital needs of its rapidly growing overseas operations; and

3.	Repayment of debt (both third-party and inter-company) of its foreign subsidiaries in the normal course of business.

In determining that there is sufficient evidence that the undistributed earnings of foreign subsidiaries will continue to be indefinitely reinvested, the Company considered the following factors:

1.
Projections with Respect to International Growth: The Company projects that over the next several years net revenues from its international businesses will grow at a significantly higher rate than what is expected with respect to revenue growth from its domestic business. In order to achieve its international growth objectives, the Company is expecting to reinvest the cash and cash equivalents of its foreign subsidiaries back into the foreign businesses.

2.
Past Initiatives:  The Company’s recent initiatives to grow its international businesses, including the acquisitions of businesses in Europe and Asia (2006), Brazil (2009), Italy (2010) and India (2011), and the opening or acquisition of more than 1,500 international retail stores from the period 2006 to 2011 is indicative of future cash requirements of its international businesses.

3.	Governmental Restrictions: Certain foreign governments impose currency controls that restrict the ability of the Company to make distributions of cash to other jurisdictions.

4.	Dividend Policy: Since emergence from bankruptcy in 2003, the Company has not paid dividends to shareholders and currently has no plans to start paying dividends.

5.
Domestic Cash Needs: For the reasons described in the response to comment 1(b) above, the Company does not foresee a need to repatriate cash and cash equivalents held by foreign subsidiaries to the United States in order to satisfy the cash needs of its domestic operations.

Tia L. Jenkins
Securities and Exchange Commission
December 21, 2011

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to the comments of the Staff, or require additional information, please contact the undersigned at (212) 287-8383.

Very truly yours,

/s/ Lawrence R. Rutkowski
Lawrence R. Rutkowski
Executive Vice President and Chief Financial Officer

Enclosures

Cc:	Alan C. Myers, Skadden, Arps, Slate, Meagher & Flom LLP
Joseph R. Gromek, The Warnaco Group, Inc.
Helen E. McCluskey, The Warnaco Group, Inc
Jay L. Dubiner, The Warnaco Group, Inc.
Deloitte & Touche, LLP